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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
                 ----------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 July 16, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                                   -------------------------
CUSIP NO. 453365207                                                               PAGE 2 OF 5 PAGES
---------------------------                                                   -------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]

-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

                          00
-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]


-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    6,035,504*
                       --------------------------------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                           102,000 (children's trust; 1/3 voting trustee)
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       --------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    6,035,504*
                       --------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                            102,000 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,137,504*
-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [X]

                                           *
-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    30.69%   (See Item 5)*
-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
-------------------------------------------------------------------------------------------------------

* Does not include shares of common stock issuable on the conversion of 725.473 shares of Series A Convertible Preferred Stock of Incomnet and 872.738 shares of Series B Convertible Preferred Stock of Incomnet (collectively, the "Preferred Shares") which Mr. Casey has an option (the "Option") to purchase, exercisable at any time prior to October 14, 1998. Although the Preferred Shares are convertible at any time, and the current owners of the Preferred Shares attempted to convert them in June 1998, Incomnet does not currently have sufficient authorized but unissued shares of common stock to effect the conversion of the Preferred Shares into common stock and uncertainties exist as to the number of shares of common stock into which the Preferred Shares are convertible. Thus, there is no assurance as to whether or when the conversion of the Preferred Shares can actually be effected. See Items 4 and 5.

This Statement is the seventh Amendment to the Statement on Schedule 13D filed on April 7, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer"). All capitalized terms used and not defined in this Amendment No. 7 have the meanings given to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

      On July 16, 1998, Mr. Casey purchased an aggregate of 550,400 Shares for his personal account at a total purchase price of approximately $1,022,510.80 (the "Additional Shares"). Mr. Casey purchased the Additional Shares using the Credit Facility described in Amendment No. 5 to Mr. Casey's Statement on
Schedule 13D.

Item 4. Purpose of Transaction.

      Mr. Casey bought the Additional Shares for the reasons set forth in Amendment No. 5 to Mr. Casey's Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                (a) Mr. Casey is the beneficial owner of 6,137,504 Shares. This represents 30.69% of the 20 million shares of common stock that are currently outstanding. Mr. Casey may also be deemed to be the beneficial owner of the common stock issuable on the conversion of the Preferred Shares by reason of his right to acquire the Preferred Shares on the exercise of the Option. If Mr. Casey were to exercise the Option and convert the Preferred Shares (assuming Incomnet had taken action to make available sufficient authorized shares of Common Stock to effect the conversion), Mr. Casey believes he would own approximately 46.24% of the common stock outstanding after giving effect to the conversion and to the issuance of the To-Be-Issued Common to holders of Series A and Series B Stock who did not withdraw their conversions. This percentage assumes (which has not been determined) that Mr. Casey would be able to convert at the price per share (approximately $.19 per share of Common) which Mr. Casey believes to have been in effect when the Sellers attempted to convert in June, 1998.

                The Company's June 25 Release reported that 3,668,721 Shares of Common Stock will be outstanding if the reverse split were to occur and the To-Be-Issued Common were issued to holders of Series A and Series B Preferred who had tendered their Shares for conversion on June 10 and 11, 1998 but not withdrawn such conversion. The 3,668,721 shares do not take into account the conversion of the Series A and Series B Preferred that were also tendered on June 10 and 11 but subsequently withdrawn (and most of which are the subject of the Option) when it became clear that the Company had insufficient authorized Common Stock to effect such attempted conversions. If the reverse split were to occur as reported by the Company and the To-Be-Issued Common were issued but Mr. Casey did not exercise his Option and convert the Preferred Stock that is the Subject of the Option, Mr. Casey estimates that his 6,137,504 Shares will become 1,022,917 Shares of Incomnet Common Stock which will represents approximately 27.73% of the then outstanding Incomnet Common Stock.

        (b) Except as otherwise provided in the Option Agreement, Mr. Casey has sole power to vote, direct the vote of, dispose of, and direct the disposition of 6,035,504 of the Shares described in
                (a) above. Mr. Casey has shared power to vote, direct the vote of, dispose of, and direct the disposition of, 102,000 of the Shares described in (a) above.

        (c) On July 16, 1998, Mr. Casey purchased 550,400 shares in open market transactions at an aggregate purchase price of $1,022,510.80, with individual prices ranging from $1.50 to $2.00 per share and an average per share price of $1.82.

        (d)     Not applicable.

        (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information contained with respect to the Option is hereby repeated and incorporated by reference in this Item 6 from Item 5 of Amendment No. 6 of Mr. Casey's Statement on Schedule 13D. In addition, the full text of the Option Agreement found as an Exhibit to Amendment No. 6 is hereby incorporated by reference in this Item 6 as if it were set forth verbatim herein.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ JOHN P. CASEY
Date:  July 16, 1998                 ------------------------------------------
                                    John P. Casey